Annual Report

Admin Only

Permission Level

We set the permission level for lawyers and others invited to the Form C so that they can't edit the Form C until an admin deems it okay to edit the form.

admins_and_approved_users

Cover Page

Name of issuer:

Place Technology, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 8/2/2018

Physical address of issuer:

3005 S. Lamar Blvd
Suite D109 369
Austin TX 78704

Website of issuer:

http://www.placetechnology.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

36

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,138,627.00	$747,147.00
Cash & Cash Equivalents:	$532,252.00	$410,273.00
Accounts Receivable:	$335,700.00	$140,245.00
Short-term Debt:	$193,578.00	$158,063.00
Long-term Debt:	$3,880,217.00	$252,500.00
Revenues/Sales:	$922,481.00	$1,055,627.00
Cost of Goods Sold:	$219,683.00	$91,244.00
Taxes Paid:	$44,480.00	$11,127.00
Net Income:	($3,416,029.00)	($2,686,537.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other

anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Place Technology, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kent Gray	Director	Place Technology	2019
Michael Troy	Managing Director	Geekdom Fund	2019
Brandon Metcalf	CEO	Place Technology	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brandon Metcalf	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brandon Metcalf	17687211.0 16,680,000 common shares; 613,882 Series Seed-1 preferred shares, 393,329 Series Seed 2 preferred shares	35.25

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Dependence on Founder and Involvement with Affiliated Companies

As an early-stage organization, the Company is still very dependent on founder Brandon Metcalf and if Brandon were to cease his involvement with the Company for any reason the future of the Company could be compromised. Brandon is the Company's CEO and a member of its three-person Board of Directors. Brandon's stock ownership represents approximately 35.25% of the voting power represented by the Company's outstanding capital stock. As such, Brandon possess a substantial amount of control and influence over the Company's management and the direction of the Company's policies and affairs. This concentration of management and ownership limits the ability of other stockholders to influence Company matters.

In addition, Brandon is a senior manager of both Blueprint Advisory Services, LLC ("Blueprint") and Asymbl, Inc. ("Asymbl"). Brandon directly owns a majority equity position in Blueprint and indirectly owns a majority equity position in Asymbl. Blueprint is a customer of the Company and has a service relationship with the Company, Asymbl is a customer of the Company, and both Blueprint and Asymbl share certain personnel with the Company. Brandon's relationships with and responsibilities to each of the Company, Blueprint and Asymbl can be expected to compete for his available time and attention.

Dependence on Economic Conditions in Technology Sector

A significant risk for the Company is its heavy reliance on customers within the technology sector, and that sector is inherently susceptible to uncertainty stemming from current economic conditions. Economic downturns, market contractions, or shifts in technology spending can significantly impact the financial stability and growth prospects of technology companies, thereby affecting their ability to engage in business relationships with the Company.

During periods of economic uncertainty, technology companies often tighten their budgets, delay projects, or reduce discretionary spending on the types of products and services offered by the Company. This could lead to decreased demand for our products and services, resulting in lower revenue. The cyclical nature of the technology sector, coupled with the inherent volatility of economic conditions, could lead to inconsistent and unpredictable revenue streams for the Company.

Furthermore, economic uncertainties can lead to mergers, acquisitions, and industry consolidation, causing shifts in the competitive landscape. This may result in a change in customer preferences, pricing pressures, or increased competition from larger players, further challenging the Company's market position and growth potential.

Reliance on Salesforce

The Company's products are built natively on the Salesforce platform. The Company is dependent upon its relationship with Salesforce and the adoption and use of the Salesforce platform by the Company's customers and potential customers. If the Company or its customers (both actual and potential) are unable to maintain contractual, operating and other relationships with Salesforce the Company's business and prospects could be significantly harmed. Any interruption in the availability of Salesforce services could have material negative impact on the Company's ability to deliver its products to customers.

Future Fundraising Will be Required

The Company seeks to raise a maximum of $418,800 through this offering, primarily to fund activities related to sales pipeline generation and customer conversion (e.g., sales, marketing and product development efforts, and related overhead costs).

There can be no assurance that this fundraising will be sufficient to enable the Company to operate on a cash-flow positive basis, and the Company expects that it will need to raise additional funds in the future to support its operations. The ability of the Company to secure future capital will depend on many factors, including continued progress in its sales and software development efforts and prevailing market conditions.

The Company could potentially raise future funds through public or private equity offerings, debt financings or corporate collaboration arrangements. To the extent the Company raises future funds by issuing equity securities, the Company's existing stockholders will experience dilution. To the extent the Company raises future funds through debt financing, the debt holders will have a claim that is senior to the Company's existing stockholders and the Company may become subject to restrictive covenants that limit its ability to freely operate its business. To the extent that the Company raises additional funds through corporate collaboration arrangements, the Company may be required to relinquish some rights to the Company's intellectual property or grant licenses on terms that are not favorable to the Company.

There can be no assurance that additional financing will be available on acceptable terms, or at all, if and when required by the Company. If adequate financing is not available when required by the Company it may be required to delay, scale-back or eliminate business efforts intended to increase sales and growth which could have a material adverse effect on the Company's business, financial condition and prospects.

Illiquid Investment with No Guarantee of Return

There is currently no public market for the Company's securities and there is no guarantee that a public market for the Company's securities will ever exist. The Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. There is no guarantee the Company will ever receive any profit from its operations, and to the extent the Company does generate operating profits it intends to retain those profits for the benefit of its business and does not expect to distribute any of those profits to stockholders.

The convertible promissory notes purchased in this offering are convertible under certain circumstances into the Company's capital stock as discussed elsewhere in this Form C. Each holder of the Company's capital stock is required to become a party to the Company's Amended and Restated Right of First Refusal and Co-Sale Agreement, a copy of which is attached to this Form C, which contains among other things restrictions on transfer and rights of first refusal with respect to the shares of capital stock held by such holder.

For all of these reasons, it is important for investors to understand that any investment in the Company's securities is an illiquid investment that may never result in any return to investors.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has negatively affected the Company's business, financial condition, results of operations and prospects, among other reasons due to (i) the widespread COVID-19 outbreak in India, where the Company's software development team is located, (ii) unanticipated decreases in customer orders and unanticipated increases in the length of sales cycles, (iii) difficulties in achieving timely communications with customers, potential customers and key vendors, and (iv) the effect of COVID-19 on the productivity and morale of employees of the Company and of its customers, potential customers and key vendors.

The extent to which the ongoing COVID-19 pandemic will continue to impact the Company's business, results of operations, financial condition and prospects is uncertain will depend among other things on future developments, including the potential for future mutations of the virus that causes COVID-19, the severity, containment, and management of COVID-19 outbreaks and actions that are taken by various governmental authorities and other third parties in response to the pandemic.

Limited Cash Resources and Additional Cash Needs

The Company had $81,860 cash in hand as of October 5, 2023 and its average cash burn rate over the three months prior was $187,782.72. While we have substantially reduced our operational expenses of late by restructuring resources and are continuing with these efforts, we do not believe we will be able to continue as a going concern past October 2023 unless we receive additional cash resources to fund continuing operations, whether by means of this offering or through other sources.

The Company seeks to raise a maximum of $418,800 through this offering, primarily to fund activities related to sales pipeline generation and customer conversion (e.g., sales, marketing and product development efforts, and related overhead costs).

There can be no assurance that this fundraising will be sufficient to enable the Company to sustain operations on a cash-flow positive basis, and the Company expects that it will need to raise additional funds in the future to support its operations. The ability of the Company to secure future capital will depend on many factors, including continued progress in its sales and software development efforts and prevailing market conditions.

The Company could potentially raise future funds through public or private equity offerings, debt financings or corporate collaboration arrangements. To the extent the Company raises future funds by issuing equity securities, the Company's existing stockholders will experience dilution. To the extent the Company raises future funds through debt financing, the debt holders will have a claim that is senior to the Company's existing stockholders and the Company may become subject to restrictive covenants that limit its ability to freely operate its business. To the extent that the Company raises additional funds through corporate collaboration arrangements, the Company may be required to relinquish some rights to the Company's intellectual property or grant licenses on terms that are not favorable to the Company.

There can be no assurance that additional financing will be available on acceptable terms, or at all, if and when required by the Company. If adequate financing is not available when required by the Company it may be required to further delay, scale-back or eliminate business efforts intended to increase sales and growth which could have a material adverse effect on the Company's business, financial condition and prospects. In addition, if we are not able in the near term to obtain sufficient cash resources to offset our cash burn, we could be forced to discontinue our operations and sell or liquidate the Company. The proceeds from any sale or liquidation may not be sufficient to satisfy all of the Company's obligations and/or enable its investors (including investors in this offering) to recoup all or any portion of their investment.

Need to Attract and Retain Employees

The success of the Company depends in part on its ability to attract and retain qualified key personnel, particularly in the areas of sales, marketing and software development. In addition, our success depends on the efforts of a small management team and the loss of services of any member of our management team may have an adverse effect on the Company. The Company is based in Austin, Texas, where there is significant competition among technology companies for qualified sales and other personnel of all types and where some of these competitors are much larger than the Company and/or can pay significantly greater compensation and benefits than the Company can. The Company's software development team is based in Jaipur, India, where there is significant competition among companies of all types for qualified software engineering personnel and where some of these competitors are much larger than the Company's India affiliate and/or can pay significantly greater compensation and benefits than the Company's India affiliate can. The Company expects to have an increasing need for qualified employees as it grows, and expects that it will need to hire replacement employees if current employees leave to work for another employer or for other reasons. Identifying and hiring new employees is a time-consuming process that could distract management from the business, and the Company's business may suffer to the extent the Company's efforts to attract and retain qualified personnel are not successful.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
			[⌄]
Series Seed-2 Preferred Stock	9,767,404	9,767,404	Yes ⌄
Series Seed-1 Preferred Stock	13,232,102	13,232,102	Yes ⌄
Series CN Preferred	6,265,105	0	Yes ⌄
Common	79,299,204	22,602,093	Yes ⌄
Convertible Notes (Early 2022)	$3,250,000 plus interest accrued thereon	$3,250,000 plus interest accrued thereon	No ⌄
Convertible Notes (Option A and Option B)	$2,099,548.63 plus interest accrued thereon	$1,680,748.63 plus interest accrued thereon	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	2,749,098 shares of common stock underlying outstanding warrants
Options:	1,821,424 shares of common stock underlying outstanding options

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	US Small Business Administration
Issue date	04/20/20
Amount	$62,500.00
Outstanding principal plus interest	$64,099.69 as of 09/19/23
Interest rate	3.75% per annum
Maturity date	04/20/50
Current with payments	Yes

Economic Injury Disaster Loan

Loan

Lender	First Republic Bank
Issue date	02/27/21
Amount	$244,267.00
Outstanding principal plus interest	$244,267.00 as of 09/19/23
Interest rate	1.0% per annum
Maturity date	02/27/26
Current with payments	Yes

Paycheck Protection Program loan.

Loan

Lender	US Small Business Administration
Issue date	10/05/21
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 09/19/23
Interest rate	3.75% per annum
Maturity date	10/05/51
Current with payments	Yes

Disaster COVID-19 Economic Injury Loan

Convertible Note

Issue date	02/27/22
Amount	$1,935,000.00
Interest rate	7.0% per annum
Discount rate	20.0%
Valuation cap	$20,000,000.00
Maturity date	06/30/24

Sales of convertible promissory notes at multiple closings from 1/14/22 to 2/28/22.

Original maturity date of 07/14/23 extended by amendment to 06/30/24

Convertible Note

Issue date	02/27/22
Amount	$1,315,000.00
Interest rate	7.0% per annum
Discount rate	20.0%
Valuation cap	$20,000,000.00
Maturity date	06/30/24

Sales of convertible promissory notes at multiple closings from 1/14/22 to 2/28/22.

Original maturity date of 07/14/23 extended by amendment to 06/30/24.

Convertible Note

Issue date	08/17/23
Amount	$55,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$20,000,000.00
Maturity date	06/30/24

Sales of convertible promissory notes at multiple closings from 12/19/22 to 8/18/23.

Under a plan of financing to raise $2,000,000, the company began selling convertible notes at multiple closings beginning on 12/19/22. The promissory notes sold initially bore 7% interest with a maturity date of 06/15/24 that were convertible upon maturity or a qualifying change of control into shares of common stock. Investment activity subsided after $1.225 million had been raised, so the company in 7/23 modified the convertible note terms, offering two alternatives for further investment: (i) Option A, which consisted of promissory notes bearing 9% interest with a maturity date of 06/30/24 that are convertible upon maturity or a qualifying change of control into newly created Series CN Preferred Stock instead of common stock, or (ii) Option B, available only to existing investors that have provided new money investment since 12/15/22 in an amount equal to at least 20% of their investment in the company prior to 12/15/22, which consisted of promissory notes bearing 18% interest with a maturity date of 06/30/24 that are convertible upon maturity or a qualifying change of control into newly created Series CN Preferred Stock instead of common stock. In addition, each Option B investor would receive warrants to purchase shares of the company's common stock at a per share purchase price of $0.07 in an amount equal to an aggregate purchase price of 10% of such investor's new money investment provided after 12/15/22. Both Option A investors and Option B investors were afforded the ability to roll over the principal amount of 7% notes they purchased after 12/15/22 (together with interest thereon at the rate of 9% for Option A investors or 18% for Option B investors) into their Option A/Option B investments. As of 8/18/23: (i) all of the 7% notes purchased by investors after 12/15/22 had been rolled over into Option A notes or Option B notes, (ii) Option A notes were outstanding representing an aggregate of $55,000 of new money investment, and (iii) Option B notes were outstanding representing an aggregate of $1,526,200 of new money investment ($1,007,500 of which was made by related parties).

Convertible Note

Convertible Note

Issue date	08/17/23
Amount	$518,700.00
Interest rate	18.0% per annum
Discount rate	20.0%
Valuation cap	$20,000,000.00
Maturity date	06/30/24

Sales of convertible promissory notes at multiple closings from 12/19/22 to 8/18/23.

Under a plan of financing to raise $2,000,000, the company began selling convertible notes at multiple closings beginning on 12/19/22. The promissory notes sold initially bore 7% interest with a maturity date of 06/15/24 that were convertible upon maturity or a qualifying change of control into shares of common stock. Investment activity subsided after $1.225 million had been raised, so the company in 7/23 modified the convertible note terms, offering two alternatives for further investment: (i) Option A, which consisted of promissory notes bearing 9% interest with a maturity date of 06/30/24 that are convertible upon maturity or a qualifying change of control into newly created Series CN Preferred Stock instead of common stock, or (ii) Option B, available only to existing investors that have provided new money investment since 12/15/22 in an amount equal to at least 20% of their investment in the company prior to 12/15/22, which consisted of promissory notes bearing 18% interest with a maturity date of 06/30/24 that are convertible upon maturity or a qualifying change of control into newly created Series CN Preferred Stock instead of common stock. In addition, each Option B investor would receive warrants to purchase shares of the company's common stock at a per share purchase price of $0.07 in an amount equal to an aggregate purchase price of 10% of such investor's new money investment provided after 12/15/22. Both Option A investors and Option B investors were afforded the ability to roll over the principal amount of 7% notes they purchased after 12/15/22 (together with interest thereon at the rate of 9% for Option A investors or 18% for Option B investors) into their Option A/Option B investments. As of 8/18/2023: (i) all of the 7% notes purchased by investors after 12/15/22 had been rolled over into Option A notes or Option B notes, (ii) Option A notes were outstanding representing an aggregate of $55,000 of new money investment, and (iii) Option B notes were outstanding representing an aggregate of $1,526,200 of new money investment ($1,007,500 of which was made by related parties)

Convertible Note

Issue date	08/17/23
Amount	$1,007,500.00
Interest rate	18.0% per annum
Discount rate	20.0%
Valuation cap	$20,000,000.00
Maturity date	06/30/24

Sales of convertible promissory notes at multiple closings from 12/19/22 to 8/18/23.

Under a plan of financing to raise $2,000,000, the company began selling convertible notes at multiple closings beginning on 12/19/22. The promissory notes sold initially bore 7% interest with a maturity date of 06/15/24 that were convertible upon maturity or a qualifying change of control into shares of common stock. Investment activity subsided after $1.225 million had been raised, so the company in 7/23 modified the convertible note terms, offering two alternatives for further investment: (i) Option A, which consisted of promissory notes bearing 9% interest with a maturity date of 06/30/24 that are convertible upon maturity or a qualifying change of control into newly created Series CN Preferred Stock instead of common stock, or (ii) Option B, available only to existing investors that have provided new money investment since 12/15/22 in an amount equal to at least 20% of their investment in the company prior to 12/15/22, which consisted of promissory notes bearing 18% interest with a maturity date of 06/30/24 that are convertible upon maturity or a qualifying change of control into newly created Series CN Preferred Stock instead of common stock. In addition, each Option B investor would receive warrants to purchase shares of the company's common stock at a per share purchase price of $0.07 in an amount equal to an aggregate purchase price of 10% of such investor's new money investment provided after 12/15/22. Both Option A investors and Option B investors were afforded the ability to roll over the principal amount of 7% notes they purchased after 12/15/22 (together with interest thereon at the rate of 9% for Option A investors or 18% for Option B investors) into their Option A/Option B investments. As of 8/18/23: (i) all of the 7% notes purchased by investors after 12/15/22 had been rolled over into Option A notes or Option B notes, (ii) Option A notes were outstanding representing an aggregate of $55,000 of new money investment, and (iii) Option B notes were outstanding representing an aggregate of $1,526,200 of new money investment ($1,007,500 of which was made by related parties).

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2021	Regulation D, Rule 506(b)	Preferred stock	$1,654,089	General operations
12/2021	Regulation D, Rule 506(b)	Preferred stock	$275,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$1,315,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$1,935,000	General operations
8/2023	Regulation D, Rule 506(b)	Convertible Note	$1,007,500	General operations
8/2023	Regulation D, Rule 506(b)	Convertible Note	$518,700	General operations
8/2023	Regulation D, Rule 506(b)	Convertible Note	$55,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a

party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	(1) Kent Gray ($150,000 purchased at 10/01/19 closing), (2) Geekdom Fund III, L.P. ($750,000 purchased at 10/01/19 closing), (3) Kabe VanderBaan ($53,102 purchased at 10/24/19 closing)
Amount Invested	$953,102.00
Transaction type	Priced round
Issue date	10/02/19
Relationship	(1) Director, (2) Affiliate of Director Mike Troy, (3) Officer at time of investment - CTO

Sales of Series Seed-1 Preferred Stock at multiple closings from 10/01/19 to 10/24/19 at a purchase price of $0.2305 per share.

Name	(1) Brandon Metcalf (10/01/19 conversion of membership interest previously purchased for cash investment of $150,000), (2) Kent Gray (10/01/19 conversion of membership interest previously purchased for cash investment of $150,000)
Amount Invested	$300,000.00
Transaction type	Priced round
Issue date	10/02/19
Relationship	(1) Director and Officer - CEO, (2) Director

The issuer converted from a limited liability company to a corporation effective October 1, 2019, and on conversion former members of the limited liability company received Common Stock of the corporation in exchange for cash investments (amounting to $595,050 in the aggregate) previously made in exchange for limited liability company membership interests.

Name	(1) Brandon Metcalf ($125,000 purchased at 04/29/21 closing), (2) Kabe VanderBaan ($150,000) (purchased across two consecutive closings on 04/29/21 and 06/11/21)
Amount Invested	$275,000.00
Transaction type	Priced round
Issue date	12/12/21
Relationship	(1) Director and Officer - CEO, (2) Officer at time of investment - CTO

Name	(1) Kent Gray ($100,000 purchased at 01/14/22 closing), (2) Geekdom Fund Sidecar Series LLC Place Technology 2023 Series ($975,000 purchased at 02/25/22 closing), (3) Geekdom Fund III, L.P. ($240,000 purchased at 02/28/22 closing)
Amount Invested	$1,315,000.00
Transaction type	Convertible note
Issue date	02/27/22
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	06/30/24
Valuation cap	$20,000,000.00
Relationship	(1) Director, (2) Affiliate of Director Mike Troy, (3) Affiliate of Director Mike Troy

Name	(1) Geekdom Fund III, L.P. ($500,000 at a closing held 02/15/23 and $5,000 at a closing held 08/18/23), (2) Geekdom Fund Sidecar Series LLC Place Technology 2023 Series ($500,000 at a closing held 04/06/23 and $2,500 at a closing held 08/17/22)
Amount Invested	$1,007,500.00
Transaction type	Convertible note
Issue date	08/17/23
Interest rate	18.0% per annum
Discount rate	20.0%

Maturity date	06/30/24
Valuation cap	$20,000,000.00
Relationship	(1) Affiliate of Director Mike Troy, (2) Affiliate of Director Mike Troy

Relationship with Blueprint Advisory Software, LLC and Asymbl, Inc.

Brandon Metcalf (the Company's CEO and one of its directors) is a senior manager of both Blueprint Advisory Services, LLC ("Blueprint") and Asymbl, Inc. ("Asymbl"). Brandon directly owns a majority equity position in Blueprint and indirectly owns a majority equity position in Asymbl. Blueprint is a customer of the Company and has a service relationship with the Company, Asymbl is a customer of the Company, and both Blueprint and Asymbl share certain personnel with the Company.

During the period spanning from January 1, 2022, to July 25, 2023, the Company generated revenue from Blueprint in the amount of $786,694. At the same time, Blueprint provided onboarding services and charged $331,823 to the Company.

During the period spanning from January 1, 2022, to July 25, 2023, the Company generated revenue by providing services to Asymbl amounting to $159,453.

Relationship with R&D Consulting Group, Inc.

R&D Consulting Group, Inc. ("R&D") was a customer of the Company that was sold to a third party on May 31, 2022. Kent Gray (one of the Company's directors) immediately prior to that sale transaction was a director of R&D and owned a significant though less than a majority equity position in R&D. Kent resigned as a director of R&D and sold his entire interest in R&D in connection with that sale transaction.

Indemnification Agreements

The Company has entered into, and intends to continue to enter into, separate indemnification agreements with each of its directors.

Advancement of Reimbursable Business Expenses

From time to time in the ordinary course of the business of the Company, Brandon Metcalf has a matter of convenience paid for certain Company expenses personally and then sought reimbursement of such expenses from the Company to the extent properly reimbursable in accordance with the Company's policies and practices. Such expenses are treated as loans from Brandon Metcalf to the Company until such time as they are reimbursed, and the outstanding balance of such loans was $4,890 as of December 31, 2022 and $4,167 as of September 9, 2023.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Place Technology is the maker of PlaceCPM, a finance platform that connects every element of a tech or service company's live current and future financial data and provides tools for faster, more efficient and collaborative financial forecasting, reporting, and workforce planning.

Milestones

Place Technology, Inc. was incorporated by conversion of a Delaware limited liability company under the name of "Place Technology LLC" to a Delaware corporation, changing its name from "Place Technology LLC" to "Place Technology, Inc." in the State of Delaware on October 1, 2019. Place Technology LLC was originally created in 2018. The Company has a wholly owned subsidiary Place Engineering India Private Ltd, which was incorporated on April 1, 2019 in India and provides software development services to Place Technology, Inc.

Since then, we have:

- New RevOps product, a little over a year old, and 2 additional versions expected to launch soon!

- Estimated $7B addressable market with no dominant player

- Q1 '23: Our strongest 1st quarter sales ever & 4th best of all time!

- 64% revenue surge YoY (05/22-04/23 vs 05/21-04/22)

- Focused on capital efficiency & forecasted to hit cash flow breakeven mid-2024

- Sales Metrics Shine! $60k Avg Sales Price | 60-Day Cycle | 32% Win Rate (05/22-04/23)

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $922,481 compared to the year ended December 31, 2021, when the Company had revenues of $1,055,627. Our gross margin was 76.19% in fiscal year 2022, compared to 91.36% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $1,138,627, including $532,252 in cash. As of December 31, 2021, the Company had $747,147 in total assets, including $410,273 in cash.

- *Net Loss.* The Company has had net losses of $3,416,029 and net losses of $2,686,537 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $4,073,795 for the fiscal year ended December 31, 2022 and $410,563 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $483,367 in debt, $5,574,139 in equity, and $4,831,200 in convertibles.

After the conclusion of this Offering, should we hit our maximum funding target and meet our internal sales targets, our projected cash runway would be approximately 14 months before we need to raise further capital. On this basis, we expect that we would begin the process of raising additional capital after 11 months to allow time to engage in the capital-raising process before this 14-month projected cash runway is anticipated to end.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Place Technology, Inc. cash in hand is $81,860, as of October 5, 2023. Over the last three months, revenues have averaged $108,345.63/month, cost of goods sold has averaged $40,208.98/month, and operational expenses have averaged $255,919.37/month, for an average burn rate of $187,782.72 per month. For the period October 2023 through December 2023, our internal sales target is $60,000 per month and our cash burn at current expense levels is forecasted to be $72,000 per month. We are not profitable currently and after the conclusion of this Offering, should we hit our maximum funding target and meet our internal sales targets, we expect that we would reach income statement profitability by approximately May 2025.

Since the date of our financials, we reduced operational expenses spent by 42%, majorly driven by resource restructuring. Despite this, our current burn rate is such that we do not believe we will be able to continue as a going concern past October 2023 unless we receive additional cash resources to fund continuing operations, whether by means of this Offering or through other sources.

Potential sources of cash resources other than this Offering include active sales processes with paying customers. In addition, we are engaged in discussions with existing investors for the purpose of securing additional investment from those investors, but those discussions are ongoing and there can be no assurance whether, or on what terms, we might be able to secure additional investment from existing investors.

If we are not able in the near term to obtain sufficient cash resources to offset our cash burn, we could be forced to discontinue our operations and sell or liquidate the company. The proceeds from any sale or liquidation may not be sufficient to satisfy all of the company's obligations and/or enable investors (including investors in this Offering) to recoup all or any portion of their investment.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brandon Metcalf, certify that:

(1) the financial statements of Place Technology, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Place Technology, Inc. included in this Form reflects accurately the information reported on the tax return for Place Technology, Inc. filed for the most recently completed fiscal year.

Brandon Metcalf
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead

Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.placetechnology.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

Brandon Metcalf
Kent Gray
Michael Troy

Appendix E: Supporting Documents

A_R_Voting_Agreement_5.31.21__Wefunder_REDACTED_.pdf
A_R_Right_of_First_Refusal_and_Co-Sale_Agreement_5.31.21__Wefunder_REDACTED_.pdf
A_R_Investors__Rights_Agreement_5.31.21__Wefunder_REDACTED_.pdf
Place_Technology_Investor_Agreement_Final.pdf
Fourth_Amended_and_Restated_Certificate_of_Incorporation__as_filed_6.30.21_.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Place Technology Investor Agreement Final

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

- Brandon Metcalf
- Kent Gray
- Michael Troy

Appendix E: Supporting Documents

- A_R_Voting_Agreement_5.31.21__Wefunder_REDACTED_.pdf
- A_R_Right_of_First_Refusal_and_Co-Sale_Agreement_5.31.21__Wefunder_REDACTED_.pdf
- A_R_Investors__Rights_Agreement_5.31.21__Wefunder_REDACTED_.pdf
- Place_Technology_Investor_Agreement_Final.pdf
- Fourth_Amended_and_Restated_Certificate_of_Incorporation__as_filed_6.30.21_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Place Technology, Inc.

By

Brandon Metcalf

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Troy

Managing Director

10/11/2023

Kent Gray

Director

10/11/2023

Brandon Metcalf

Founder & CEO

10/11/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

